   Filed by ChoiceOne Financial Services, Inc.
Commission File Number: 001-39209
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Fentura Financial, Inc.

Frequently asked Questions about the announcement of the acquisition of Fentura Financial, Inc. by ChoiceOne Financial Services, Inc.
For Customers

What was announced on July 25?
ChoiceOne Financial Services, Inc. has entered into a definitive agreement to acquire Fentura Financial, Inc., the parent company of The State Bank.

The transaction is expected to close in the first half of 2025.

Details:
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Joining forces with The State Bank is a natural geographical and cultural fit for ChoiceOne Bank. The transaction creates 56 combined offices serving 15 counties across the State, expanding opportunities to better serve the Bank’s customers.

•	Both banks share similar cultures, values, and commitment to our local communities.
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Adding the sales and operational talent at The State Bank into ChoiceOne Bank will enhance the banking experience for both customer bases. There will be tremendous opportunities for both banks’ employees.

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Leveraging both ChoiceOne Bank’s and The State Bank’s commitment to  technology will expand the resources provided and available to enhance our customers’ technology experience and access to their financial information.

•	The State Bank and ChoiceOne Bank both have a strong community commitment and focus. This will continue and even be enhanced over time.

How does the merger impact you the customer?
It is business as usual for both The State Bank and ChoiceOne Bank customers at this time. Looking ahead, we are excited to combine our bank cultures and bring technology enhancements and additional locations to strengthen the customer experience.  ChoiceOne Bank is dedicated to client service and has been named the best small bank in Michigan by Newsweek for three consecutive years 2021-2023.

There will be minimal impact on customers until the merger of the banks in the first half of 2025. At the closing of merger, The State Bank customers will become customers of ChoiceOne Bank and will start to use the ChoiceOne Bank online and mobile banking platforms. More information on specifics will be communicated at a later date.

Can The State Bank customers start using ChoiceOne branches and vice versa?
ChoiceOne Bank and The State Bank will remain separate banks until the closing of merger in the first half of 2025.  Customers will need to continue using their original bank branches until the merger is complete.

What is the commitment to local communities?
Both ChoiceOne Bank and The State Bank have deep roots in Southeast Michigan and this merger will allow us to enhance our impact and commitment to local communities.

Will there be any branch closures?
No branch closings are planned at this time at either bank.

How does this change my local bank?
Your local branch staff, lenders and financial advisors will remain focused on serving you and their community. ChoiceOne Bank and The State Bank are both deeply rooted in our communities in Michigan.  The leadership team and Board of Directors is Michigan based and remains focused on being your local community bank.

Will The State Bank’s name be changed?
Yes, but not until the consolidation of the banks which is expected in the first half of 2025.  ChoiceOne Bank will be the name of the merged institution.

Will there be a change to Online or Mobile Banking?
We are planning for a conversion of The State Bank’s customers to the ChoiceOne Bank system at the time of the consolidation of the banks in the first half of 2025.  This will include online, mobile, and business banking.

ChoiceOne is known for its top tier digital and mobile banking tools.  Business customers will benefit from enhanced treasury services and security features.

How will customers be informed?
As we near the merger closing date, customers of The State Bank will receive information via mail on account features and benefits, and we will identify any changes specific to your accounts.

Will my account number(s) change?
Duplicate account numbers between ChoiceOne and The State Bank customers is unlikely, however possible.  In the unlikely event that you will need a new account number, we will contact you personally and guide you through that process.
Will my debit card(s) change?
Customers of The State Bank will be issued new debit cards to be used after the closing of the merger.  We will be sending communications to impacted customers at a later date.

Will the lobby or drive-thru hours change?
No changes are anticipated at this time.

Will loan payments change?
Continue to make payments as usual.  If there are changes to a payment address or process, we will communicate at a later date.

How will customer service support change?
ChoiceOne maintains a domestic customer service call center based in Michigan staffed by an experienced team.  We also operate an in-house Spanish-language support number (Hola Linea service, at 616-887-2342) to assist Spanish-speaking customers.

How will customers of Wealth Management and Trust be impacted?
Customers will continue to work with their local teams for Wealth and Trust Services.  ChoiceOne Bank and The State Bank offer Wealth Management and Trust services to customers with similar product sets utilizing different brokers.  We will personally guide customers through any necessary account changes.

Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of the federal securities laws relating to the proposed merger of Fentura Financial Corporation (“Fentura”) and ChoiceOne Financial Corporation (“ChoiceOne”) and integration of Fentura with ChoiceOne, the combination of their businesses and projected or pro forma financial information and metrics, and the registered follow-on offering of common stock by ChoiceOne. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectations of ChoiceOne and Fentura and members of their respective directors and senior management teams. Investors and security holders are cautioned that such statements are predictions, are not guarantees of future performance and actual events or results may differ materially. Completion of the proposed merger, expected financial results or other plans are subject to a number of risks and uncertainties.

Additional risks and uncertainties may include, but are not limited to, the risk that expected cost savings, revenue synergies and other financial benefits from the proposed merger may not be realized or take longer than expected to realize, the failure to obtain required regulatory or shareholder approvals, the failure of the closing conditions in the merger agreement to be satisfied or any unexpected delay in closing the proposed transaction.

For further information regarding additional factors that could cause results to differ materially from those contained in the forward-looking statements, see “Risk Factors” and the forward-looking statement disclosure contained in the Annual Report on Form 10-K for the most recently ended fiscal year of ChoiceOne, as well as the proxy statement/prospectus described below, and other documents subsequently filed by ChoiceOne with the Securities and Exchange Commission. Forward-looking statements are based on information currently available to ChoiceOne and Fentura, and the parties assume no obligation and disclaim any intent to update any such forward-looking statements.

Important Information for Investors and Security Holders

This communication is being made in respect of the proposed merger transaction involving ChoiceOne and Fentura. This material is not a solicitation of any vote or approval of the ChoiceOne or Fentura shareholders and is not a substitute for the proxy statement/prospectus or any other documents that ChoiceOne and Fentura may send to their respective shareholders in connection with the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. The proposed merger transaction will be submitted to the shareholders of ChoiceOne and Fentura for their consideration. In connection therewith, ChoiceOne intends to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Registration Statement on Form S-4, which will include the proxy statement of ChoiceOne and Fentura that also will constitute a prospectus of ChoiceOne (the “proxy statement/prospectus”), as well as other relevant documents concerning the proposed transaction. However, such materials are not currently available. The proxy statement/prospectus will be mailed to the shareholders of ChoiceOne and Fentura when available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMAENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHOICEONE, FENTURA, THE PROPOSED TRANSACTION AND RELATED MATTERS. Shareholders are also urged to carefully review and consider ChoiceOne’s public filings with the SEC, including, but not limited to, its proxy statements, its Annual Reports on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. Investors and security holders may obtain free copies of the proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about ChoiceOne or Fentura and/or the proposed transaction, once such documents are filed with the SEC, at the SEC’s website at www.sec.gov. In addition, copies of the documents filed with the SEC by ChoiceOne, including the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus, will be available free of charge on the ChoiceOne’s website at choiceone.bank under the heading “Investor Relations” or by contacting Adom Greenland, Chief Financial Officer at (616) 887-7366.

Participants in the Solicitation

ChoiceOne, Fentura and certain of their respective directors, executive officers and other members of management and employees may, under the SEC’s rules, be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of ChoiceOne is set forth in its proxy statement for its 2024 annual meeting of shareholders, which was filed with the SEC on April 11, 2024, its annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on March 13, 2024, and in other documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitation, including a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.